Filed by: OXiGENE, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Company: VaxGen, Inc.
Exchange Act File No. 000-26483
OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

OXIGENE, INC.
Moderator: Michelle Edwards
November 9, 2009
8:00 am CT
Operator: Good day everyone and welcome to the OXiGENE third quarter 2009 earnings results conference call. This call is being recorded.
At this time for opening remarks and introductions I would like to turn the call over to OXiGENE Director of Investor Relations, Mrs. Michelle Edwards; please go ahead, ma’am.
Michelle Edwards: Thanks and good morning. Welcome to the OXiGENE conference call to discuss third quarter 2009 financial results and corporate highlights. Today’s call is being recorded and Webcast. And participating in today’s call are interim Chief Executive Officer Peter Langecker; Chief Scientific Officer David Chaplin; and Chief Financial Officer, James Murphy.
Following this introduction, Peter will review highlights from the third quarter and upcoming events. Jim will review the company’s financial performance and then we’ll open up the call and take some questions.
If you’ve not received a copy of the third quarter 2009 financial results press release we issued today you can obtain one by visiting the company’s Web site www.oxigene.com or by calling OXiGENE reception at 781-547-5900.

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

I’d like to remind everyone that during the conference call, members of OXiGENE management will make certain forward-looking statements regarding the company’s future plans and anticipated outcomes that involve risks and uncertainties that may cause the actual results or outcomes to be materially different from those anticipated and discussed in this conference call. Factors that may cause such differences include but are not limited to those risks and uncertainties associated with the pre clinical and clinical drug development processes.
Please review the risks and uncertainties detailed in the company’s annual report on Form 10-K for the year ended December 31, 2008, quarterly reports on Form 10-Q and the company’s other filings with the Securities and Exchange Commission. In addition, this conference call may be deemed to be solicitation material regarding the proposed merger of OXiGENE and VaxGen.
In connection with the proposed merger, OXiGENE intends to file with the SEC a registration statement on Form S-4 which will include a joint proxy statement/prospectus of OXiGENE and VaxGen and other relevant materials in connection with the proposed transactions. And each of the OXiGENE and VaxGen intend to file with the SEC other documents regarding the proposed transactions.
The final joint proxy statement will be mailed to stockholders of OXiGENE and VaxGen and stockholders of OXiGENE and VaxGen are urged to read it and other relevant materials carefully in their entirety when they become available because they’ll contain important information about OXiGENE, VaxGen and the proposed transaction. The proxy statement and other relevant materials when they become available and any and all documents filed with the SEC may be obtained free of charge at the SEC’s Web site from either OXiGENE or VaxGen.
VaxGen and OXiGENE and their respective executives officers and directors and other persons may be deemed to be participants of solicitations of proxy from the stockholders of OXiGENE and VaxGen in connection with the proposed merger. Information about the executive officers and directors of OXiGENE and VaxGen and their respective ownership and common stock is set forth in the respect annual reports on Form 10-K and proxy statements for OXiGENE 2009 and VaxGen’s 2008 annual meeting of stockholders.

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

Certain directors and executive officers of VaxGen and OXiGENE may have direct or indirect interests in the merger due to securities holdings, pre existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the merger. If and to the extent that any of OXiGENE’s or VaxGen participants will receive any additional benefits in connection with the merger that are unknown as of the date of this call the detail of those benefits will be described in the definitive joint proxy statement.
Stockholders may obtain additional information regarding the direct and indirect of OXiGENE and VaxGen and their respective executive officers and directors in the merger by reading the joint proxy statement when it becomes available.
Now, I’d like to turn the call over to OXiGENE interim CEO Peter Langecker.
Peter Langecker: Thank you, Michelle. On behalf of the team at OXiGENE I want to thank our listeners for participating in today’s call. In the third quarter and year-to-date to 2009 we continue to perform well and to meet our goals in areas of our business clinical development, corporate development and financial management.
In the quarter, we took significant steps to strengthen our cash position with the registered direct offering we completed in July and the acquisition of Symphony ViDA through which we’ve

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

regained full ownership of our product candidate ZYBRESTAT for ophthalmology programs and OXi 4503. And add significant cash to our balance sheet.
These transactions strengthened our ability to advance our pipeline of promising vascular disrupting agents towards anticipated milestones. Today our clinical programs in oncology and ophthalmology remain on track and are approaching important value inflection points. Over the next few minutes, I would like to comment on what I believe are the key drivers of OXiGENE’s value and future opportunities and provide an update on our lead programs and business strategies.
Within this context, I will also discuss the preclinical assets as well as my strong belief in the therapeutic potential of vascular disrupting agent, this class of basically disrupting agents that attracted me to OXiGENE. And I was delighted to join the team as a Chief Development Officer earlier this year.
Anti-vascular approaches to cancer therapy have proven to be extremely promising because of the sustaining role that the vasculature plays in tumor growth and proliferation. Drugs like Genentech’s Avastin and Pfizer’s Sutent have validated the clinical benefit of targeting tumor vasculature through tumor growth rates of a number of different tumor types and to enhance the effects of a broad variety of cytotoxic chemotherapy agents.
We believe that OXiGENE’s pipeline, our VDAs, holds great promise to offer safe and effective therapeutics that have the potential to be used in combination with standard chemotherapy as well with new agents working through new mechanisms of action. These include anti-agiogenic agents such as Avastin which work through different but recently — but complementary mechanism of action and tyrokinase inhibitor such as Sutent and Nexavar and other small molecule approaches. And VDAs even appear to have potential to be used effectively alone by reducing tumor blood flow by 50% or more resulting in hypoxic tumor cell death.

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

Anti-angiogenics when they first emerged into clinical use also showed great promise. Anti-angiogenics, however, have limitations because they have no effect on existing vasculature and they require the combinations of other treatments such as cytotoxic agents to reduce the existing vasculature. While anti-angiogenic drugs have broad utility in inhibiting new blood vessel formation VDAs are potentially superior because they destroy the existing tumor vasculature upon which the tumor depends for sustenance and growth.
As a first generation VDA ZYBRESTAT has shown clear activity in the range of solid tumors including anti-plastic thyroid cancer or ATC which we are pursuing in our pivotal phase three program as well as lung and ovarian cancer and ophthalmic disease which represents a large and underserved market.
The development strategy we are pursuing for ZYBRESTAT is classic proven oncology drugs approach that offers multiple avenues to large potential market opportunities. Start with an orphan or a gateway indication, carry out a well controlled small scale pivotal trial, gain approval in this gateway indication. Increase the familiarity and acceptance of the mechanism within the cancer community and gradually expand the label into larger higher value indications.
This is exactly the sensible lower risk reward strategy that OXiGENE is pursuing by starting with ATC. In our FACT phase 3 registrations trials we are combining ZYBRESTAT with standard chemotherapy to show a survival benefit. Our plan is to subsequently move into other thyroid tumors to continue to pursue lung cancer in which we combine ZYBRESTAT with anti-angiogenic. With an anti-angiogenic Avastin can potentially address ovarian and other solid tumors where ZYBRESTAT has shown activity.
Second generation OXi4503 is a very exciting new drug candidate due to its dual action of vascular disruption and direct cytotoxic activity. OXi4503 has demonstrated an exceptional pre

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

clinical profile with improved survival and complete responses with monotherapy and multiple solid liquid tumor models such as acute myelogenous leukemia in which we’ve observed complete responses. The compound has also shown tolerability and efficacy in early clinical testing. Phase 1 and 2 trials are underway in primary and secondary liver tumors and we expect to receive data on these trials in the first half of 2010.
In our ZYBRESTAT ophthalmology program we have the potential to address commercial attractive markets such as AMD, diabetic, retinopathy and other serious degenerative eye diseases marked by abnormal vascularization. Here, too, we are pursuing a lower risk higher reward approach by using an IV formulation to determine activity, dosing and pharmacokinetics and at the same time advancing a novel topical formulation to take forward into later stage testing. We believe that with a effective potent topical product we can better serve the large and growing ophthalmology market than anti-angiogenic agents which are administered through a somewhat inconvenient injection into the eye which have limited — and which have limited efficacy.
Now, with that background I’d like to provide an update on our clinical programs and highlight our upcoming milestones focusing on the value inflection points that we intend to reach. At the ER TCNCIA (SART) meeting on November 17 in Boston we will present interim safety data from the Falcon study randomized controlled phase 2 study evaluating ZYBRESTAT, Avastin and chemotherapy as first line treatment for non small cell lung cancer. The focus of this presentation will be on the preliminary safety results with some early survival results. These will be the first data emerging from the control trial. And we believe they will be of significant interest. We expect to present the full safety and efficacy data from the Falcon study at ASCO in early June of 2010 and we are very much looking forward to that opportunity.
Positive data from this study could lay the foundation for advancing to a pivotal and registration program in lung cancer. Our pivotal registration FACT trial evaluating ZYBRESTAT and

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

chemotherapy and ATC we continue to focus on enhancing patient enrollment and anticipating reaching the interim analysis plan under special protocol assessment by mid-year 2010. The interim analysis will not unbind the trial but will enable us to determine the appropriate path forward in this indication. Assuming a favorable outcome from this interim analysis we will continue to focus efforts on building enrollment with a goal of completing enrollment of the trial at the end of 2010.
In our OXi4503 program we presented data at ASR earlier this year indicating that OXi4503 has pronounced anti-tumor activity when administered as a single agent. One combination with chemotherapy in AML, xenograph models and a poster on these results of additional and corroborative pre clinical studies has been accepted for presentation at ASH in December in New Orleans.
In the first half of 2010 we anticipate providing a read out from a phase 1 trial of OXi4503 in solid tumors. And initial data from a phase 1b portion of our trial of OXi4503 in patients with hepatic tumor burden.
In our ZYBRESTAT ophthalmology program the Favor study is progressing well and is moving forward as — moving us forward towards a topic of formulation. Favor is randomized, controlled, double blind single dose phase 2 study of an intravenous route ZYBRESTAT in patients with polypoidal choroidal vasculopathy or PCV. We expect data from the Favor study to be available in the first half of 2010.
So to summarize the milestones for OXiGENE for the remainder of 2009 and 2010 here’s what you can expect. We will present interim data from the Falcon phase 2 study of ZYBRESTAT in non-small cell lung cancer in November 17, 2009. We’ll present a poster with pre clinical OXi4503 AML data at ASH in December 2009 in New Orleans. We plan to complete the interim analysis of fact pivotal registration trial in ATC in the first half of 2010. Of note, this interim

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

analysis is event driven so we do not control the rate of these events taking place. And thus the actual timing would deviate from our current expectations.
In the first half of 2010 we plan to have read outs from the Falcon phase 2 non-small cell lung cancer study. The phase — the Favor phase 2 trial in PCV, the phase 1 study of OXi4503 in solid tumors and initial data from a phase 1b-2a trial of OXi4503 in patients with hepatic tumor (birth).
The breadth of our clinical pipeline and the advancement of our clinical programs into later stages of development require a significant investment of capital. As I mentioned earlier, OXiGENE has been creative and resourceful in financing our company and ensuring the continued progress of our programs. Recently we announced a major step forward in ensuring financial help of our company. On our October 15, we announced the definitive merger agreement to VaxGen in a stock for stock transaction.
We believe that this transaction represents and excellent opportunity both for OXiGENE stockholders and for VaxGen stockholders. Not only will the transaction provide an immediate infusion of significant cash upon the closing but as we detailed in our announcement there’s also significant potential upside relative to milestones and potential royalties from the RP anthrax vaccine program with VaxGen sold to Emergent Biosolutions and for which Emergent is seeking a procurement contract with the U.S. government.
Following the closing of the merger OXiGENE stockholders including our new, potential new VaxGen supporters may over time realize added value in the form of additional milestone payments for achieving certain net sales as well as potential royalty stream above the immediate cash that we will acquire through this transaction.
We believe that this transaction represents a unique opportunity not only to enhance our company’s financial security and to strengthen our position in partnering discussions which we

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

intend to continue to pursue aggressively. We also believe that this transaction makes excellent sense for VaxGen stockholders who will have the opportunity to participate in the future success of OXiGENE’s product candidates to treat cancers and sight threatening ophthalmic conditions.
We are committed to maximizing stockholder value in all aspects of our operations. And we expect the VaxGen merger transaction will provide critical important resources to help us achieve our milestones. We anticipate that this transaction will close in the first quarter of 2010.
Now, I would like to ask our Chief Financial Officer, James Murphy to review the financial highlights of the third quarter. Jim.
James Murphy: Thanks, Peter. Now, I’ll review the financial results we reported earlier today for the quarter ended September 30, 2009.
Today, we reported that the consolidated net loss for the third quarter of 2009 was 6.9 million compared with the consolidated net loss of 7.1 million for the same period in 2008. The consolidated net loss for the quarter ended September 30, 2009 was impacted by the inclusion of the loss attributed to the company’s non-controlling interest in Symphony ViDA Inc. of 0.5 million.
For the 9 month period ended September 30, 2009 the consolidated net loss was $21.5 million compared with the consolidated net loss of $19.6 million for the comparable period in 2008. The consolidated net loss for the 9 month period ended September 30, 2009 was impacted by the inclusion of the loss attributed to the company’s non-controlling interest in Symphony ViDA of 4.2 million.
Increase in loss for the 9 month period ended September 30 was driven primarily by a higher level political development activities including the continued enrollment of the FACT pivotal

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

registration study and the Falcon study, and the initiation of the Favor study as well as the management of other ongoing clinical trials and drug development activities.
For the three month period ended September 30, 2009 the increase in research and development expenses attributed to the continued clinical development activities I just described was offset by lower general and administrative expenses compared to those in the three month period ended September 30, 2008.
The net loss applicable to common stock was 29 cents per share for the three month period ended September 30, 2009 compared to 25 cents per share for the same three month period of 2008. The net loss applicable to common stock was 555 cents per share for the 9 month period ended September 30, 2009 compared to 69 cents per share for the same 9 month period in 2008.
OXiGENE recorded the acquisition of the Symphony ViDA variable interest entity as a capital transaction. And the $10.4 million excess of the fair market value of the shares of common stock issued by OXiGENE over the carrying value of the non-controlling interest is reflected directly in equity as a reduction to the additional paid in capital line item.
As a result, the non-controlling interest balance was eliminated. The reduction to additional paid in capital was also presented as an increase in the loss applicable to common stock within the calculation of basic and diluted earnings per share for 3 and 9 month periods ended September 30, 2009.
At September 30, 2009 OXiGENE had cash, cash equivalents, restricted cash and market level securities of approximately 22 million. This compared with approximately 33.6 million at December 31, 2008 of which 14.6 million was held by Symphony ViDA. Peter.

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

Peter Langecker: In closing, I would like to thank and comment — commend the team at OXiGENE for continued strong performance and affirm our continued commitment to the timely and successful development of our therapeutic product candidates. It is an exciting time to be at OXiGENE and we appreciate the continued support from all of our key stakeholders.
Michelle Edwards: Thanks, Peter. Operator, at this time, we’d like to open the call for questions from the audience.
Operator: Yes, thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question please do so by pressing the star key followed by the digit 1 on your touch-tone telephone. If you are using a speakerphone, please be sure your mute function is turned off to allow your signal our equipment. Once again, that is star 1 on your touch-tone telephone to ask a question. We’ll pause for just a moment to assemble the queue.
We’ll go ahead and take our first question from Terence Flynn with Lazard Capital Markets.
Terence Flynn: Hi, good morning. Thanks for taking the questions. First, on the FACT trial I was wondering if you can tell us what the current enrollment stands at?
Peter Langecker: No, sorry, we don’t. Sorry, we don’t disclose the actual enrollments but it’s actively enrolling.
Terence Flynn: OK. Can you give us the number of sites that are up and enrolling patients?
Peter Langecker: We have — have we disclosed this in the past? Yes, we had — we have all in all we have about 40 sites that are participating in the trial. Not all of the sites are always enrolling and we’re actually actively replacing some of the non-enrolling sites.

OXIGENE, INC.
Moderator: Michelle Edwards
11-09-09/8:00 am CT
Confirmation # 4502965

Terence Flynn: OK. Great. And then just on the Falcon trial I was wondering when you talked about safety data, obviously, but also some early survival data, can you give us a sense of is that an endpoint of the trial? And will you also have response rate data at the presentation? Or is it just going to be safety and early survival?
Peter Langecker: It is — the analysis was a pre planned interim analysis. It was a safety analysis. So that the data set is limited to safety assessments but that safety assessment also includes patients who died and the context — these are cancer patients. So survival is a secondary endpoint in the study.
Terence Flynn: OK. Thanks a lot.
Operator: Once again, if you would like to ask a question please press star 1 on your telephone at this time. Again that is star 1 to ask a question. And there are no further questions at this time. I’d like to turn the call back over to today’s speakers for any additional or closing remarks.
Peter Langecker: OK. Good. Well, then thank you again for participating on today’s call. As we move towards our upcoming milestones we look forward to providing further updates. Thank you.
Operator: Thank you. That does conclude today’s teleconference. We thank you all for your participation.
END